Exhibit 23.01

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Principal Financial Group, Inc. for the registration of its debt securities, junior subordinated debt securities, junior subordinated debentures, preferred stock, common stock, depositary shares, warrants, purchase contracts and purchase units and to the incorporation by reference therein of our reports dated February 16, 2011, with respect to the consolidated financial statements and schedules of Principal Financial Group, Inc., and the effectiveness of internal control over financial reporting of Principal Financial Group, Inc., included in its Annual Report (Form10-K) for the year ended December 31, 2010, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Des Moines, Iowa
May 18, 2011